SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2010
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Masaru Kato
(Signature)
Masaru Kato
Executive Vice President and
Chief Financial Officer

Date: November 29, 2010

List of materials

Documents attached hereto:

i) Press release announcing Sony Corporation Statement regarding Media Reports dated November 27 and November 28, 2010

1-7-1 Konan, Minato-ku
Tokyo 108-0075

November 29, 2010

Sony Corporation Statement regarding Media Reports dated November 27 and November 28, 2010

TOKYO, November 29, 2010----Certain media reports were published on November 27 and 28, 2010 on matters relating to a joint venture between Sony Corporation (“Sony”) and Sharp Corporation for the production of liquid crystal display panels.  Sony has made no announcement in this regard and has no comment.